Exhibit 99.1

Ballard Power Systems Inc.

Common Shares

EQUITY DISTRIBUTION AGREEMENT

September 1, 2020

BMO Nesbitt Burns Inc.

Raymond James Ltd.

TD Securities Inc.

CIBC World Markets Inc.

Cormark Securities Inc.

National Bank Financial Inc.

BMO Capital Markets Corp.

Raymond James & Associates, Inc.

TD Securities (USA) LLC

CIBC World Markets Corp.

H.C. Wainwright & Co., LLC

Cormark Securities (USA) Limited

Lake Street Capital Markets, LLC

National Bank of Canada Financial Inc.

Roth Capital Partners, LLC

c/o

BMO Capital Markets Corp.

3 Times Square

New York, New York 10036

Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

TD Securities Inc.

31 West 52nd Street

New York, New York 10019

Ladies and Gentlemen:

Ballard Power Systems Inc., a British Columbia corporation (the “Company”), confirms its agreement (this “Agreement”) with BMO Nesbitt Burns Inc., Raymond James Ltd. and TD Securities Inc. (collectively, the “Canadian Selling Agents”), CIBC World Markets Inc., Cormark Securities Inc. and National Bank Financial Inc. (collectively with the Canadian Selling Agents, the “Canadian Agents”), BMO Capital Markets Corp., Raymond James & Associates, Inc. and TD Securities (USA) LLC (collectively, the “U.S. Selling Agents”, and the U.S. Selling Agents collectively with the Canadian Selling Agents, the “Selling Agents”) and CIBC World Markets Corp., H.C. Wainwright & Co., LLC, Cormark Securities (USA) Limited, Lake Street Capital Markets, LLC, National Bank of Canada Financial Inc. and Roth Capital Partners, LLC (collectively with the U.S. Selling Agents, the “U.S. Agents”, and the U.S. Agents collectively with the Canadian Agents, the “Agents”), with respect to the issuance and sale from time to time by the Company of the Company’s common shares, without par value (the “Common Shares”, and any Common Shares sold pursuant to the terms of this Agreement are referred to herein as “Shares”), having an aggregate offering price of up to US$250,000,000 (the “Maximum Amount”) through or to one or more Agents, as sales agent or principal, on the terms and subject to the conditions set forth in this Agreement.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in each of the provinces and territories of Canada (the “Canadian Qualifying Jurisdictions”) the Canadian Base Prospectus in respect of an aggregate of up to US$750,000,000 (or the equivalent thereof if denominated in any other currency or currency unit) of, Common Shares, preferred shares of the Company, warrants to purchase Common Shares, debt securities and units comprised of any combination thereof (collectively with all of the foregoing, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The British Columbia Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Shares. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus (the “Receipt”). The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated June 12, 2020 relating to the Shelf Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions as modified by the Translation Decision (the “Canadian Securities Laws”), including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws, including but not limited to, all Designated News Releases. As used herein, a “Designated News Release” means a news release disseminated by the Company in respect of previously undisclosed information that, in the Company’s determination, constitutes a material fact (as such term is defined in Canadian Securities Laws) and identified by the Company as a “designated news release” in writing on the face page of the version of such news release that is filed by the Company on the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada. As used herein, “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement or any Terms Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus. The Canadian Prospectus Supplement shall provide that any and all Designated News Releases shall be deemed to be incorporated by reference into the Canadian Prospectus Supplement. The “Translation Decision” means the decision of the Autorité des marchés financiers dated June 2, 2020 obtained by the Company granting exemptive relief from the requirement that the Canadian Prospectus be publicly filed in both the French and English Languages. For the purposes of the Canadian Prospectus, the Company is not required to publicly file French versions of the Canadian Prospectus and the documents incorporated by reference therein.

The Company has also prepared and filed with the Securities and Exchange Commission (the “Commission”), pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-238982) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(b) under the Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement”. The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Act is herein called the “U.S. Base Prospectus”. “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Act, relating to the offering of the Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, the U.S. Base Prospectus or the U.S. Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and which is deemed to be incorporated therein by reference or otherwise deemed by the Rules and Regulations to be a part of or included in the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus, as the case may be. All references in this Agreement to financial statements and other information which is “described,” “contained,” “included” or “stated” in the Canadian Base Prospectus or the Canadian Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and other information which is incorporated by reference in or otherwise deemed by Canadian Securities Laws to be a part of or included in the Canadian Base Prospectus or the Canadian Prospectus, as the case may be.

The Company confirms its agreement with the Agents as follows:

1.	Sale and Delivery of the Shares.

(a)            Agency Transactions. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Agents agree that the Company may issue and sell through one or more Agents, as sales agents for the Company, the Shares (an “Agency Transaction”) as follows:

(i)               The Company may, from time to time, propose to a Selling Agent, determined in the sole discretion of the Company (the “Designated Agent”), the terms of an Agency Transaction by means of a telephone call (confirmed promptly by electronic mail in a form substantially similar to Exhibit A hereto (an “Agency Transaction Notice”)) from any of the individuals listed as authorized representatives of the Company on Schedule 1 hereto (each, an “Authorized Company Representative”), such proposal to include: the trading day(s) for the NASDAQ Stock Market (the “NASDAQ”) or the Toronto Stock Exchange (the “TSX”) (which may not be a day on which the NASDAQ or the TSX, as applicable, is closed or scheduled to close prior to its regular weekday closing time) on which the Shares are to be sold (each, a “Trading Day”); the maximum number of Shares that the Company wishes to sell in the aggregate and on each Trading Day; and the minimum price at which the Company is willing to sell the Shares (the “Floor Price”).

(ii)              If such proposed terms for an Agency Transaction are acceptable to the Designated Agent, it shall promptly confirm the terms by countersigning the Agency Transaction Notice for such Agency Transaction and emailing it to an Authorized Company Representative.

(iii)            Subject to the terms and conditions hereof, the Designated Agent shall use its commercially reasonable efforts to sell all of the Shares designated in, and subject to the terms of, such Agency Transaction Notice. The Designated Agent shall not sell any Share at a price lower than the Floor Price. The Company acknowledges and agrees with the Agents that (x) there can be no assurance that the Designated Agent will be successful in selling all or any of such Shares or as to the price at which any Shares are sold, if at all, (y) the Designated Agent shall incur no liability or obligation to the Company or any other person or entity if it does not sell any Shares for any reason and (z) the Designated Agent shall be under no obligation to purchase any Shares on a principal basis pursuant to this Agreement (except in the case of a Principal Transaction (as defined below) pursuant to this Agreement and the relevant Terms Agreement (as defined below)).

(iv)             The Company, acting through an Authorized Company Representative, or the Designated Agent may, upon notice to the other party hereto by telephone (confirmed promptly by electronic mail), suspend an offering of the Shares; provided, however, that such suspension shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(v)              If the terms of any Agency Transaction as set forth in an Agency Transaction Notice contemplate that the Shares shall be sold on more than one Trading Day, then the Company and the Designated Agent shall mutually agree to such additional terms and conditions as they deem necessary in respect of such multiple Trading Days, and such additional terms and conditions shall be binding to the same extent as any other terms contained in the relevant Agency Transaction Notice.

(vi)             The Agents, as sales agents in an Agency Transaction, shall not make any sales of the Shares on behalf of the Company, pursuant to this Agreement, other than (x) by means of ordinary brokers’ transactions that qualify for delivery of the Prospectus in accordance with Rule 153 of the Rules and Regulations and meet the definition of an “at the market offering” under Rule 415(a)(4) of the Rules and Regulations, (y) by means of ordinary brokers’ transactions that constitute an “at-the-market-distribution” under NI 44-102, including, without limitation, sales made directly on the NASDAQ and the TSX, or any Canadian marketplace (as such term is defined in National Instrument 21-101 – Marketplace Operation) or United States marketplace, or (z) such other sales of the Shares on behalf of the Company in its capacity as agent of the Company as shall be agreed by the Company and the Agents in writing. The Agents shall not engage in any transactions that are intended to stabilize or maintain the market price of the Shares. For the avoidance of doubt, the obligations of the Agents under this Agreement shall be several and not joint.

(vii)          The compensation to the Agents for sales of the Shares in an Agency Transaction with respect to which an Agent acts as sales agent hereunder shall be as set forth in the Agency Transaction Notice for such Agency Transaction but shall not exceed 2% of the gross offering proceeds of the Shares sold in such Agency Transaction. The Designated Agent shall provide written confirmation to the Company (which may be provided by email to an Authorized Company Representative) following the close of trading on each Trading Day on which Shares are sold in an Agency Transaction under this Agreement, setting forth (w) the number of Shares sold on such Trading Day, (x) the gross offering proceeds received from such sales, (y) the commission payable by the Company to the Agents with respect to such sales and (z) the net offering proceeds (being the gross offering proceeds for such sales less the commission payable for such sales) (the “Net Offering Proceeds”).

(viii)        Settlement for sales of the Shares in an Agency Transaction pursuant to this Agreement shall occur on the second Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each such day, an “Agency Settlement Date”). On each Agency Settlement Date, the Shares sold through the Designated Agent in Agency Transactions for settlement on such date shall be issued and delivered by the Company to the Designated Agent against payment by the Designated Agent to the Company of the Net Offering Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares by the Company or its transfer agent to the Designated Agent’s or its designee’s account (provided that the Designated Agent shall have given the Company written notice of such designee prior to the relevant Agency Settlement Date) at The Canadian Depository for Securities (“CDS”), at The Depository Trust Company or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradable, transferable, registered shares in good deliverable form, in return for payment in same-day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable), shall default on its obligation to deliver the Shares on any Agency Settlement Date, the Company shall (x) hold the Agents harmless against any loss, claim, damage, or expense (including, without limitation, reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (y) pay the Agents any commission, discount or other compensation to which they would otherwise be entitled in accordance with paragraph (vii) above absent such default.

(b)           Principal Transactions. If the Company wishes to issue and sell the Shares to an Agent other than as set forth in Section 1(a) (each, a “Principal Transaction”), the Company will notify such Agent of the proposed terms of such Principal Transaction. If such Agent, acting as principal, wishes to accept such proposed terms (which it may decline to do for any reason in its sole discretion) or, following discussions with the Company, wishes to accept amended terms, such Agent and the Company will enter into an agreement in substantially the form of Exhibit B hereto (each, a “Terms Agreement”) that sets forth the terms of such Principal Transaction, including, without limitation, the time, date and place of delivery of and payment for the Shares to be sold pursuant to such Principal Transaction (each of such date and each Agency Settlement Date, a “Settlement Date”). The terms set forth in a Terms Agreement shall not be binding on the Company or such Agent unless and until each of the Company and such Agent has executed such Terms Agreement accepting all of such terms. The commitment of such Agent to purchase the Shares pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth. In the event of a conflict between the terms of this Agreement and the terms of any Terms Agreement, the terms of such Terms Agreement shall control.

(c)           Maximum Number of Shares. Under no circumstances shall the Company propose to the Agents, or any Agent effect, a sale of Shares in an Agency Transaction or a Principal Transaction pursuant to this Agreement if such sale would (i) cause the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement to exceed the Maximum Amount, (ii) cause the number of Shares sold to exceed the number of Common Shares available for offer and sale under the then effective Canadian Prospectus or Registration Statement or (iii) cause the number of Shares sold pursuant to this Agreement to exceed the number of Shares authorized to be issued and sold from time to time pursuant to this Agreement by the Company’s board of directors, or a duly authorized committee thereof, and notified to the Agents in writing.

(d)           Regulation M. If either party hereto has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Company or the Shares, it shall promptly notify the other party and sales of Shares under this Agreement shall be suspended until that or other exemptive provisions have been satisfied in the judgment of each party hereto.

(e)           Black-out Periods. Notwithstanding any other provision of this Agreement, no sales of Shares shall take place, the Company shall not request the sales of any Shares that would be sold and the Agents shall not be obligated to sell or offer to sell any Shares, during any period in which the Company’s insider trading or similar policy, as it exists on the date of this Agreement, would prohibit the purchase or sale of Common Shares by persons subject to such policy, or during any other period in which the Company is, or could be deemed to be, in possession of material non-public information with respect to the Company.

(f)            Continuing Accuracy of Representations and Warranties. Any obligation of a Designated Agent to use its commercially reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein, to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the conditions specified in Section 3.

2.	Representations and Warranties of the Company. The Company represents and warrants to, and covenants with, the Agents as follows:

(a)           Effectiveness of Registration. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement or any Terms Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such for that purpose have been instituted or are pending or, to the best knowledge of the Company, are contemplated or threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements, the Prospectuses or any Permitted Free Writing Prospectus (as defined herein) has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, if amended or supplemented, will comply in all material respects with Canadian Securities Laws at the time of such amendment or supplement. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Time of Sale and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Time of Sale and Settlement Date, if any, will contain full, true and plain disclosure of all material facts relating to the Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to the Agents furnished to the Company in writing by or on behalf of the Agents expressly for use therein. The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to each Agent one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as the Agents have reasonably requested. At the time of filing the Registration Statement and at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Shares, the Company was not and, as of the date of this Agreement, is not, an Ineligible Issuer (as defined in Rule 405 under the Act), without taking account of any determination by the Commission pursuant to Rule 405 under the Act that it is not necessary that the Company be considered an Ineligible Issuer. “Time of Sale” means, (i) with respect to an Agency Transaction, the time of the Designated Agent’s initial entry into contracts with investors for the sale of such Shares and (ii) with respect to a Principal Transaction, the time of sale of such Shares.

(b)           Accuracy. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Time of Sale and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable Permitted Free Writing Prospectus(es), if any, issued at or prior to such Time of Sale, taken together (collectively, and with respect to any Shares, together with the public offering price of such Shares, the “Disclosure Package”) and at each Time of Sale and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with information relating to the Agents furnished in writing to the Company by the Agents specifically for inclusion in the Registration Statement, the U.S. Prospectus or any Permitted Free Writing Prospectus, or any amendment or supplement thereto, it being understood and agreed that the only such information furnished by the Agents consists of the information described as such in Section 5(b).

(c)           Capitalization. As of the date of this Agreement, the Company has an authorized and outstanding capitalization as set forth in the sections of the Registration Statement, the Prospectuses and the Disclosure Package entitled “Consolidated Capitalization,” and, as of the time of purchase and any additional time of purchase, as the case may be, the Company shall have an authorized and outstanding capitalization as set forth in the Registration Statement, the Prospectuses and the Disclosure Package (subject, in each case, to (i) the issuance of Common Shares upon exercise of stock options, or other equity incentive awards, warrants or convertible debentures disclosed as outstanding in the Registration Statement, the Prospectuses and the Disclosure Package, (ii) the grant of options or other equity incentive awards under existing equity incentive plans described in the Registration Statement, the Prospectuses and the Disclosure Package, (iii) the issuance of Common Shares on the exercise or deemed exercise of such options or other incentive awards and (iv) the issuance of Common Shares pursuant to any of the pre-emptive rights described in the Registration Statement, the Prospectuses and the Disclosure Package (such rights being, for greater certainty, the pre-emptive rights granted to Weichai Power Hong Kong International Development Co., Limited (“Weichai”) and Zhongshan Broad-Ocean Motor Co., Ltd. (“Broad-Ocean”)); all of the issued and outstanding share capital of the Company, being the Common Shares, have been duly authorized and validly allotted and issued and are fully paid and non-assessable, have been issued in compliance with all applicable Canadian, U.S. and other securities laws and were not issued in violation of any pre-emptive right, resale right, right of first refusal or similar right; the Common Shares are duly listed, and admitted and authorized for trading, on the NASDAQ and the TSX.

(d)           Corporate Status. The Company (i) is duly continued and validly existing under the Business Corporations Act (British Columbia) (the “BCBCA”), and is up-to-date in all material corporate filings and in good standing under the BCBCA (ii) has all requisite power, authority and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets as described in the Registration Statement, the Prospectuses and the Disclosure Package; (iii) is duly qualified to do business and is in good standing or equivalent status in each jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except for such jurisdictions where the failure to so qualify or be in good standing would not result in a Material Adverse Effect; and (iv) has all requisite corporate power, authority and capacity to undertake the distribution of the Shares and this Agreement and the transactions contemplated hereunder and will have all requisite corporate power, authority and capacity to undertake each Terms Agreement and the transactions contemplated thereunder at the time of entering into such Terms Agreement.

(e)           Subsidiaries. Each of the Company’s direct or indirect subsidiaries (each, a “Subsidiary” and, collectively, the “Subsidiaries”) is a valid and subsisting corporation duly incorporated and in good standing under the laws of the jurisdiction in which it is incorporated, continued or amalgamated and has full corporate power, authority and capacity and is duly registered and licensed to carry on business as now carried on by it and as is or will be described in the Registration Statement, the Prospectuses and the Disclosure Package in the jurisdictions in which it carries on business or owns property where so required by the laws of that jurisdiction and is not otherwise precluded from carrying on its business as currently conducted or owning its property in such jurisdictions by any other commitment, agreement or document.

(f)            Material Subsidiaries. The Subsidiaries listed on Schedule 2 hereto (each, a “Material Subsidiary” and, collectively, the “Material Subsidiaries”) are the only Subsidiaries that are “significant subsidiaries” of the Company within the meaning of Rule 1-02 of Regulation S-X under the Act or are otherwise material to the Company; no Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary of the Company; all of the issued share capital of or other ownership interests in each Material Subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable and (except as otherwise set forth in the Registration Statement, the Prospectuses and the Disclosure Package) are owned directly or indirectly by the Company free and clear of any lien, charge, mortgage, pledge, security interest, claim, or other encumbrance of any kind whatsoever (any “Lien”); each Material Subsidiary has been duly organized and validly exists as a corporation, partnership or limited liability company in good standing under the laws of the jurisdiction of its organization, with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement, the Prospectuses and the Disclosure Package; each Material Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the character or location of its properties (owned, leased or licensed) or the nature or conduct of its business makes such qualification necessary, except for those failures to be so qualified or in good standing which (individually or in the aggregate) could not reasonably be expected to have a Material Adverse Effect. A “Material Adverse Effect” for this Agreement shall mean any fact, change, event, circumstance or effect which is or is reasonably likely to have a material adverse effect on (i) the Company’s business, affairs, liabilities (absolute, accrued, contingent or otherwise), capital, operations, financial condition, properties, or assets, in all cases, whether or not arising in the ordinary course of business and considered on a consolidated basis or (ii) the ability of the Company to consummate the transactions contemplated by this Agreement.

(g)           No Breach of Obligations or Charter. This Agreement has been, and any Terms Agreement will have been, prior to the entrance thereto, duly authorized, executed and delivered by the Company and this Agreement constitutes, and any Terms Agreement will constitute, a valid and binding agreement of the Company enforceable against the Company in accordance with the terms hereof or thereof, as the case may be, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles. The execution and delivery by the Company of this Agreement and any Terms Agreement and the performance of this Agreement and any Terms Agreement, the consummation of the transactions contemplated hereby and thereby, and the application of the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectus under “Use of Proceeds” do not and will not (i) violate the organizational documents of the Company or any Subsidiary of the Company or (ii) result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Company or any Subsidiary of the Company pursuant to the terms or provisions of, or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give any other party a right to terminate any of its obligations under, or result in the acceleration of any obligation under any contract to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries or any of its properties is bound or affected, or violate or conflict with any judgment, ruling, decree, order, statute, rule or regulation of any court or other governmental agency or body applicable to the business or properties of the Company or any of the Subsidiaries. This Agreement conforms in all material respects to the description thereof contained in the Registration Statement, the Prospectuses and the Disclosure Package.

(h)          The Shares. When issued in accordance with this Agreement or any Terms Agreement, and upon receipt of payment for the Shares, the Shares will have been duly and validly allotted and issued, fully paid and non-assessable.

(i)            Compliance with Applicable Laws; No Defaults. Neither the Company nor any Material Subsidiary is in (i) violation of its charter or by-laws (or analogous governing instrument, as applicable), (ii) default in any respect, and no event has occurred which, with notice or lapse of time or both, would constitute such a default, in the due performance or observance of any term, covenant, obligation, agreement or condition contained in any indenture, mortgage, deed of trust, loan or credit agreement, other evidence of indebtedness, or any license, lease, contract or other agreement or instrument to which it is a party or by which the Company or any Material Subsidiaries are bound or to which any of its property or assets is subject or (iii) violation in any respect of any statute, law, ordinance, governmental rule, regulation, ordinance, or court order, decree or judgment to which it or its property or assets may be subject except, in the case of clauses (ii) and (iii) of this Section 2(i), for any violations or defaults which would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(j)            No Violation. The execution, delivery and performance of this Agreement and any Terms Agreement, the distribution of the Shares and the consummation of the transactions contemplated hereby and thereby, and the application of the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectus under “Use of Proceeds” do not and will not (i) violate the provisions of the charter or by-laws (or analogous governing instruments, as applicable) of the Company or any Material Subsidiaries, (ii) conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default) under, or result in the creation or imposition of any encumbrance, security interest, claim or charge upon any property or assets of the Company or any Material Subsidiary pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any Material Subsidiary is a party or by which the Company or any Material Subsidiary is bound or to which any of the property or assets of the Company or any Material Subsidiary is subject, (iii) violate any law, statute, rule, regulation, judgment, order or decree of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any Material Subsidiaries or any of their properties or assets.

(k)           No Consents Required. No consent, approval, authorization or order of, or filing, qualification or registration with, any court or governmental agency or body, foreign or domestic (collectively, “Consents”), is required for the execution, delivery and performance of this Agreement by the Company, the distribution of the Shares or the consummation of the transactions contemplated hereby and by any Terms Agreement, other than (i) as may be required under the securities or blue sky laws of the various jurisdictions in which the Shares are being offered, (ii) as have been obtained and are in full force and effect and (iii) as may be required under the rules of the NASDAQ and the TSX on or before each Time of Sale and associated Settlement Date.

(l)            Due Authorization. The Company has the necessary corporate power, authority and capacity to execute and deliver the Registration Statement, the Prospectuses and the Disclosure Package and, if applicable, will have the necessary corporate power, authority and capacity to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, the Prospectuses and the Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Act, as applicable.

(m)          No Pre-emptive Rights. Except as described in the Registration Statement, the Prospectuses and the Disclosure Package (including, for greater certainty, the pre-emptive rights granted to Weichai and Broad-Ocean), the Company has no outstanding warrants, options to purchase, or any pre-emptive rights or other rights to subscribe for or to purchase, or any contracts or commitments to issue or sell any Shares or other security of the Company or any security convertible into, or exercisable or exchangeable for, Shares or any other security of the Company; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, no person has any rights to require registration or qualification under the Act or the Canadian Securities Laws of any security in connection with the offer and sale of the Shares contemplated hereby, and any such rights so disclosed have either been fully complied with by the Company or effectively waived by the holders thereof.

(n)           All Requisite Consents. The Company and each Material Subsidiary have made all filings, applications and submissions required by, and owns or possess all approvals, licenses, certificates, clearances, consents, exemptions, marks, notifications, orders, authorizations and permits issued by, and have made all declarations and filings with, the appropriate local, state, federal, provincial, territorial or foreign regulatory agencies or bodies, which are necessary or desirable for the ownership of their respective properties or the conduct of their respective businesses as described in the Registration Statement, the Prospectuses and the Disclosure Package (collectively, the “Governmental Permits”) and is in compliance with the terms and conditions of all such Governmental Permits, except where any failures to possess, make or comply with the same would not, singly or in the aggregate, be likely to have a Material Adverse Effect. All such Governmental Permits are valid and in full force and effect, except where such invalidity or failure to be in full force or effect would not, singly or in the aggregate, be likely to have a Material Adverse Effect. All such Governmental Permits are free and clear of any restriction or condition that are in addition to, or materially different from those normally applicable to similar licenses, certificates, authorizations and permits. Neither the Company nor any Material Subsidiary has received any notice of any investigation or proceedings which, if decided adversely to the Company or any such Material Subsidiary, could reasonably be expected to result in, the revocation of, or imposition of a materially burdensome restriction on, any such Governmental Permit, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would be likely to have a Material Adverse Effect.

(o)           Legal Proceedings. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any Subsidiary is involved (either as plaintiff or defendant), in any civil, criminal, arbitration, administrative or other proceeding and, to the Company’s knowledge, none of the same is pending or threatened in writing by or against the Company or any Subsidiary which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, to the Company’s knowledge, no fact or circumstance exists which would reasonably be expected to give rise to any civil, criminal, arbitration, administrative or other proceeding involving the Company or any Subsidiaries which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, other than as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(p)           Independent Accountant. KPMG LLP, which has audited the annual consolidated financial statements of the Company that are included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, and whose reports appear or are incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, are independent with respect to the Company as required by Canadian Securities Laws and are independent registered public accountants as required by the Act, the Exchange Act and by the rules of the Public Company Accounting Oversight Board.

(q)           No Reportable Event. There has not been any reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Company and its auditors.

(r)            Financial Statements. The audited consolidated financial statements of the Company, including the notes thereto, included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”) and, present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and December 31, 2018 and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2019 and December 31, 2018, in conformity with IFRS as issued by the IASB and all material liabilities (accrued, absolute, contingent or otherwise) of the Company as of the date thereof, and there have been no adverse material changes in the financial position of the Company since the date thereof and, except as described in the Registration Statement, the Prospectuses and the Disclosure Package, the business of the Company has been carried on, in all material respects, in the usual and ordinary course consistent with past practice since December 31, 2019.

(s)           Stock Plan. Each stock option granted under any stock option plan of the Company (each, a “Stock Plan”) was granted with a per share exercise price no less than the fair market value per Common Share on the grant date of such option, and no such grant involved any “back-dating,” “forward-dating” or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance with applicable law and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company or such Subsidiary, as applicable, and (iii) has been properly accounted for in the Company’s consolidated financial statements and disclosed, to the extent required, in the Company’s filings or submissions with the Commission and the Canadian Qualifying Authorities.

(t)            No Material Adverse Changes. Subsequent to the respective dates as of which information is given in the Registration Statement, the Prospectuses and the Disclosure Package, except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, (i) the Company has not declared or paid any dividends, or made any other distribution of any kind, on or in respect of its share capital, (ii) there has not been any material change in the share capital or long-term or short-term debt of the Company and the Subsidiaries taken as a whole, (iii) neither the Company nor any Subsidiary has sustained any material loss or interference with its business or properties from fire, explosion, flood, hurricane, accident or other calamity, whether or not covered by insurance, or from any labor dispute or any legal or governmental proceeding, in any such case that is material to the Company and the Subsidiaries taken as a whole, and (iv) there has not been any material adverse change or any development involving a prospective material adverse change, whether or not arising from transactions in the ordinary course of business, in or affecting the business, general affairs, management, condition (financial or otherwise), results of operations, shareholders’ equity, properties or prospects of the Company and the Subsidiaries, taken as a whole (each a “Material Adverse Change”); since the date of the latest balance sheet included, or incorporated by reference, in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any Subsidiary has incurred or undertaken any liabilities or obligations, whether direct or indirect, liquidated or contingent, matured or unmatured, or entered into any transactions, including any acquisition or disposition of any business or asset, which are material to the Company and the Subsidiaries, taken as a whole, except for liabilities, obligations and transactions which are disclosed in the Registration Statement, the Prospectuses and the Disclosure Package.

(u)           Investment Company. Neither the Company nor any Subsidiary is or, after the distribution of the Shares and the consummation of the transactions contemplated this Agreement and any Terms Agreement and the application of the proceeds thereof as described in the Registration Statement, the Prospectuses and the Disclosure Package, will be (i) required to be registered as an “investment company” under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or (ii) an entity “controlled” by an “investment company” within the meaning of the Investment Company Act.

(v)           Properties. The Company and the Subsidiaries, taken as a whole, have good, valid and marketable title in fee simple to, or have valid rights to lease or otherwise use, all items of real or personal property which are material to the business of the Company and the Subsidiaries taken as a whole, in each case free and clear of all liens, encumbrances, security interests, claims and defects, except those that do not, singly or in the aggregate, materially affect the value of such property and do not interfere in any material respect with the use made and proposed to be made and described in the Registration Statement, the Prospectuses and the Disclosure Package, of such property by the Company or any Subsidiary and except for those liens, encumbrances, security interest, claims and defects that would not be likely to have a Material Adverse Effect; and all of the leases and subleases material to the business of the Company and the Subsidiaries, considered as one enterprise, and under which the Company or any Subsidiary holds properties described in the Registration Statement, the Prospectuses and the Disclosure Package, are in full force and effect, and neither the Company nor any Subsidiary has received any notice of any material claim of any sort that has been asserted by anyone adverse to the rights of the Company or any Subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such Subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease.

(w)          Intellectual Property. The Company owns, possesses, or can acquire on reasonable terms, all Intellectual Property (as defined below) necessary for the conduct of its business as now conducted or as described in the Registration Statement, the Prospectuses and the Disclosure Package to be conducted, except where the failure to so own, possess or acquire would not individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. Except as set forth in the Registration Statement, the Prospectuses and the Disclosure Package, (i) to the knowledge of the Company, there is no infringement, misappropriation or violation by third parties of any such Intellectual Property, except for such infringements, misappropriations or violations that would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect; (ii) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company’s rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (iii) the Intellectual Property owned by the Company, and to the knowledge of the Company, the Intellectual Property licensed to the Company, have not been adjudged invalid or unenforceable, in whole or in part, and there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim; (iv) there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company infringes, misappropriates or otherwise violates any Intellectual Property or other proprietary rights of others, and the Company has not received any written notice of such claim and the Company is unaware of any other fact which would form a reasonable basis for any such claim; and (v) to the knowledge of the Company, no employee of the Company is in or has ever been in violation of any term pertaining to Intellectual Property of any employment contract, patent disclosure agreement, invention assignment agreement, non-competition agreement, non-solicitation agreement, nondisclosure agreement or any restrictive covenant to or with a former employer where the basis of such violation relates to such employee’s employment with the Company or actions undertaken by the employee while employed with the Company, except for such violations that could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect. “Intellectual Property” shall mean all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets and other intellectual property.

(x)            Suppliers and Manufacturers. The Company has no knowledge that any existing supplier, manufacturer or contractor of the Company or the Subsidiaries intends to terminate its relationship with the Company or the Subsidiaries or that it will be unable to meet any of the Company’s or the Subsidiaries’ material supply, manufacturing or contracting requirements.

(y)           Labor Matters. No labor disturbance or dispute with the employees of the Company or any Material Subsidiary exists or, to the Company’s knowledge, is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or any Material Subsidiary’s principal suppliers, manufacturers, customers or contractors, that could reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect. The Company is not aware that any key employee or significant group of employees of the Company and/or any of the Subsidiaries plans to terminate employment with the Company or any of the Subsidiaries.

(z)           Compliance with Environmental Laws. The Company and the Subsidiaries are in compliance with all Canadian federal, territorial and provincial laws, all United States federal, state and local and any other applicable foreign rules, laws and regulations relating to the use, treatment, storage and disposal of hazardous or toxic substances or waste and protection of health and safety or the environment which are applicable to their businesses (“Environmental Laws”), except where the failure to comply would not, singly or in the aggregate, have a Material Adverse Effect. There has been no storage, generation, transportation, handling, treatment, disposal, discharge, emission, or other release of any kind of toxic or other wastes or other hazardous substances by, due to, or caused by the Company or any Subsidiary (or, to the Company’s knowledge, any other entity for whose acts or omissions the Company or any Subsidiary is or may otherwise be liable) upon any of the property now or previously owned or leased by the Company or any Subsidiary, or upon any other property, in violation of any law, statute, ordinance, rule, regulation, order, judgment, decree or permit or which would, under any law, statute, ordinance, rule (including rule of common law), regulation, order, judgment, decree or permit, give rise to any liability, except for any violation or liability which would not have, singly or in the aggregate with all such violations and liabilities, a Material Adverse Effect; and there has been no disposal, discharge, emission or other release of any kind onto such property or into the environment surrounding such property of any toxic or other wastes or other hazardous substances with respect to which the Company has knowledge, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; there is no pending or, to the best of the Company’s knowledge, threatened administrative, regulatory or judicial action, claim or notice of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any Subsidiary, except as could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; no property of the Company or any Subsidiary is subject to any Lien under any Environmental Law; except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, neither the Company nor any Subsidiary is subject to any order, decree, agreement or other individualized legal requirement related to any Environmental Law, which, in any case (individually or in the aggregate), could reasonably be expected to have a Material Adverse Effect.

(aa)          Costs and Liabilities related to Compliance with Environmental Laws. Any costs and liabilities associated with the effect of Environmental Laws on the business and assets of the Company and the Subsidiaries (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or Governmental Permits issued thereunder, any related constraints on operating activities and any potential liabilities to third parties) would not have, singly or in the aggregate, a Material Adverse Effect.

(bb)        Tax Matters. Except as would not reasonably be expected to have a Material Adverse Effect on the Company and the Subsidiaries (taken as a whole), the Company and the Subsidiaries have timely filed all federal, provincial, local and foreign tax returns which are required to be filed and have paid all taxes required to be paid by them and any other assessment, fine or penalty levied against them, or any amounts due and payable to any governmental authority, to the extent that any of the foregoing is due and payable; the Company and the Subsidiaries have established on their books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Company or the Subsidiaries except for taxes not yet due, and there are no examination, audits or other proceedings of any of the tax returns of the Company or the Subsidiaries which are known by the Company’s management to be pending, and the Company has withheld or collected all amounts required to be withheld or collected by it on account of taxes and has remitted all such amounts to the appropriate Governmental Entity (as defined below) when required by law to do so, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a Material Adverse Effect on the properties, business or assets of the Company and the Subsidiaries (taken as a whole); the Company is not a party to any indemnification, allocation or sharing agreement (other than any contractual obligation that does not principally relate to taxes) with respect to any taxes that could give rise to a payment or indemnification obligation to any person other than the Company or any of the Subsidiaries. The Company has no liability for taxes of any person (other than the Company or any of the Subsidiaries) under any tax legislation, as a transferee or successor, or otherwise other than any contractual obligation that does not principally relate to taxes. “Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and the TSX and the NASDAQ.

(cc)         No Transfer Taxes. There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement and any Terms Agreement or the issuance by the Company or sale by the Company of the Shares.

(dd)         No Stamp Duty, Registration or Documentary Taxes. No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with: (i) the execution and delivery of this Agreement or any Terms Agreement; or (ii) the enforcement or admissibility in evidence of this Agreement or any Terms Agreement; or (iii) the issuance, sale and delivery to one or more Agents of the Shares; or (iv) the sale of the Shares through one or more Agents to U.S. residents.

(ee)         Insurance. The Company and each of the Material Subsidiaries carries, or is covered by insurance provided by recognized, financially sound and reputable institutions with policies in such amounts and covering such risks as the Company reasonably considers is adequate for the conduct of their respective businesses and the value of their respective properties and as is customary for companies engaged in similar businesses in similar industries; there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause. The Company has no reason to believe that it and the Material Subsidiaries will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain comparable coverage from similar insurers as may be necessary or appropriate to conduct its business as now conducted and at a cost that would not have a Material Adverse Effect. Neither the Company nor any of the Material Subsidiaries has been denied any insurance coverage that they have sought or for which they have applied.

(ff)          No Franchise, Contract or Other Document. There is no franchise, lease, contract, agreement or document required by the Act or applicable Canadian Securities Laws to be described in the Disclosure Package and in the Prospectuses or a document incorporated by reference therein or to be filed as an exhibit to the Registration Statement or a document incorporated by reference therein which is not described or filed therein; and all descriptions of any such franchises, leases, contracts, agreements or documents contained in the Registration Statement or in a document incorporated by reference therein are accurate and complete descriptions of such documents in all material respects. Other than as described in the Registration Statement, the Prospectuses and the Disclosure Package, no such franchise, lease, contract or agreement has been suspended or terminated for convenience or default by the Company or any Subsidiary or any of the other parties thereto, and neither the Company nor any of the Subsidiaries has received notice nor does the Company have any other knowledge of any such pending or threatened suspension or termination, except for such pending or threatened suspensions or terminations that would not reasonably be expected to, singly or in the aggregate, have a Material Adverse Effect.

(gg)        Internal Control Over Financial Reporting and Internal Accounting Controls. The Company and the Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accounting for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences; the Company believes that the Company’s internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act and Canadian Securities Laws) is effective and the Company is not aware of any material weakness in its internal control over financial reporting.

(hh)         No Change in the Company’s Internal Control Over Financial Reporting. Since the date of the latest audited consolidated financial statements of the Company included or incorporated by reference in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(ii)           Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and Canadian Securities Laws) that comply with the requirements of the Exchange Act and Canadian Securities Laws; such disclosure controls and procedures have been designed to ensure that material information relating to the Company is made known to the Company’s principal executive officer and principal financial officer by others within those entities; such disclosure controls and procedures are effective.

(jj)           Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of its directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith, including, without limitation, Section 402 related to loans and Sections 302 and 906 related to certifications, except as any such failure could not reasonably be expected to have a Material Adverse Effect.

(kk)          Statistical, Industry-Related and Market-Related Data. Any statistical, industry-related or market-related data included or incorporated by reference in the Registration Statement, the Prospectuses or the Disclosure Package, are based on or derived from sources that the Company believes in good faith to be reliable and accurate, and such data agree with the sources from which they are derived.

(ll)           Compliance with Anti-Money Laundering Laws. None of the Company, any Subsidiary or, to the Company’s knowledge, any of its employees or agents, has at any time during the last five years (i) made any unlawful contribution to any candidate for non-United States office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or any jurisdiction thereof; the operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(mm)       No Conflicts with Sanctions Laws.  Neither the Company nor any of the Subsidiaries, nor any director or officer of the Company or the Subsidiaries, nor, to the knowledge of the Company, any agent, employee or representative of the Company or the Subsidiaries, affiliate or other person associated with or acting on behalf of the Company or the Subsidiaries is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Treasury Department or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any of the Subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, the Crimean region, Sudan and Syria (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Shares hereunder, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions.  For the past five years, the Company and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(nn)         Compliance with Anti-Corruption Laws. None of the Company, any of the Subsidiaries, directors or officers or, to the knowledge of the Company, any agent, employee, affiliate or other person acting on behalf of the Company or any of the Subsidiaries, is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”) or the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA or the CFPOA and the Company and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(oo)         Cybersecurity. (i)(x) Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, there has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (y) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, in the case of this clause (ii), individually or in the aggregate, have a Material Adverse Effect; (iii) the Company has implemented and maintained commercially reasonable safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company has implemented backup and disaster recovery technology consistent with industry standards and practices.

(pp)         Canadian Reporting Issuer; Listing of Common Shares. The Company is a “reporting issuer” in each of the provinces and territories of Canada and as of each Time of Sale and Settlement Date will have been a reporting issuer in such provinces and territories for at least four months. The Company is not included in a list of defaulting reporting issuers maintained by the securities regulators in the provinces and territories in which it is a reporting issuer. The Company has not taken any action to cease to be a reporting issuer in any jurisdiction in which it is a reporting issuer, and has not received any notification from a securities regulator seeking to revoke the Company’s reporting issuer status.

(qq)         No Commissions or Finder’s Fees. There are no persons acting or purporting to act on behalf of the Company in connection with the distribution of the Shares, this Agreement, any Terms Agreement or the transactions contemplated hereby and thereby who are entitled to any brokerage or finder’s fee.

(rr)           Lending Relationship with the Agents; Repayment of Debts. Except as disclosed in the Registration Statement, the Prospectuses or the Disclosure Package, neither the Company nor any of the Subsidiaries (i) has any material lending or other relationship with any bank or lending affiliate of the Agents or (ii) intends to use any of the proceeds from the sale of the Shares hereunder to repay any outstanding debt owed to any affiliate of the Agents.

(ss)         No Stabilization. Neither the Company, the Subsidiaries nor, to the Company’s knowledge, any of the Company’s or the Subsidiaries’ officers, directors or affiliates has taken or will take, directly or indirectly, any action designed or intended to stabilize or manipulate the price of any security of the Company, or which caused or resulted in, or which could in the future reasonably be expected to cause or result in, stabilization or manipulation of the price of any security of the Company.

(tt)          Accurate Disclosure. The statements set forth in the Registration Statement, the Prospectuses and the Disclosure Package under the headings “Certain Canadian Federal Income Tax Considerations”, “Certain U.S. Federal Income Tax Considerations”, “Description of Share Capital”, “Consolidated Capitalization”, and “Enforceability of Civil Liabilities by U.S. Investors”, insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(uu)           Transfer Agent and Registrar. Computershare Investor Services Inc. at its principal office in the city of Toronto, Ontario is the duly appointed registrar and transfer agent of the Company with respect to its Common Shares, and Computershare Trust Company N.A. at its principal office in Canton, Massachusetts is the duly appointed U.S. co-transfer agent of the Company with respect to its Common Shares.

(vv)           Minute Books and Corporate Records. The minute books of the Company and each of the Subsidiaries that would be a “significant subsidiary” within the meaning of Rule 1-02 of Regulation S-X under the Exchange Act have been made available to the Agents and counsel for the Agents, and such books contain all minutes of meetings and all resolutions of the board of directors (including each board committee) and shareholders of such entity (or analogous governing bodies and interest holders, as applicable), since the time of its respective incorporation or organization through the date of the latest meeting or resolution.

(ww)          Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(xx)            Forward-Looking Statements. No forward-looking statement (within the meaning of Section 27A of the Act, Section 21E of the Exchange Act or forward-looking information (within the meaning of Section 1(1) of the Securities Act (Ontario)), or similar provisions in the other Canadian Qualifying Jurisdictions) contained in the Registration Statement, the Disclosure Package or the Prospectuses has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith.

Any certificate signed by any officer of the Company and delivered to the Agents or to counsel for the Agents shall be deemed a representation and warranty by the Company, as the case may be, to the Agents as to the matters covered thereby.

3.                  Agreements of the Company. The Company covenants and agrees with the Agents as follows:

(a)               Prospectus and Registration Statement Amendments. After the date of this Agreement and until the completion of the sales contemplated hereunder, (i) the Company will notify the Agents promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement has been filed with any Canadian Qualifying Authority or the Commission and has become effective or where a receipt has been issued therefor, as applicable, or any subsequent supplement to the U.S. Prospectus or the Canadian Prospectus has been filed (each, an “Amendment Date”) and of any request by the Commission or any Canadian Qualifying Authority for any amendment or supplement to the Registration Statement or the Prospectuses or for additional information; (ii) the Company will file promptly all other material required to be filed by it with the Commission pursuant to Rule 433(d) and with the Canadian Qualifying Authorities; (iii) the Company will submit to the Agents a copy of any amendment or supplement to the Registration Statement or the Prospectuses (other than a copy of any documents incorporated by reference into the Registration Statement or the Prospectuses) within a reasonable period of time before the filing thereof and will afford the Agents and the Agents’ counsel a reasonable opportunity to comment on any such proposed filing prior to such proposed filing; and (iv) the Company will furnish to the Agents at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference in the Registration Statement or the Prospectuses (provided that the Company shall not be required to deliver documents or information incorporated by reference into the Registration Statement or the Prospectuses if such documents are accessible from SEDAR or EDGAR) and the Company will cause (x) each amendment or supplement to the U.S. Prospectus to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10 of the Rules and Regulations or, in the case of any document to be incorporated therein by reference, to be filed with the Commission as required pursuant to the Exchange Act, within the time period prescribed and (y) each amendment or supplement to the Canadian Prospectus to be filed with the Canadian Qualifying Authorities as required pursuant to NI 44-101 and NI 44-102 (the “Canadian Shelf Procedures”) or, in the case of any document to be incorporated therein by reference, to be filed with the Canadian Qualifying Authorities as required pursuant to the Canadian Securities Laws, within the time period prescribed.

(b)               Notice of Stop Orders. The Company will advise the Agents, promptly after it receives notice thereof, of the issuance by the Commission or the Canadian Qualifying Authorities of any stop order or of any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, of any notice of objection of the Commission to the use of the form of the Registration Statement or any post-effective amendment thereto, of the suspension of the qualification of the Shares for offering or sale in the United States or the Canadian Qualifying Jurisdictions, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission or the Canadian Qualifying Authorities for the amending or supplementing of the Registration Statement or the Prospectuses or for additional information relating to the Shares. If there is an Agency Transaction Notice or a Terms Agreement that has been issued by the Company that has not been suspended or terminated in accordance with the notice requirements set forth in Section 3 or Section 6, as applicable, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible. If there is no such outstanding Agency Transaction Notice or Terms Agreement, then, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to prevent the issuance of any stop order or have a stop order lifted, the Company will use its commercially reasonable efforts to prevent the issuance of any stop order or any order preventing or suspending the use of the Prospectuses or other prospectus in respect of the Shares, a notice of objection of the Commission to the form of the Registration Statement or any post-effective amendment thereto, the suspension of any qualification for offering or sale in the United States or the Canadian Qualifying Jurisdictions, and, in the event of the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Shares or suspending any such qualification, the Company will use its commercially reasonable efforts to obtain the lifting or withdrawal of such order as soon as possible.

(c)               Delivery of Prospectus; Subsequent Changes. Within the time during which a prospectus relating to the Shares is required to be delivered by the Agents under the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 153, Rule 172 or Rule 173(a) under the Act) or the Canadian Securities Laws, the Company will comply in all material respects with all requirements imposed upon it by the Act, by the Rules and Regulations, as appropriate and as from time to time in force, and will file or furnish on or before their respective due dates all reports required to be filed or furnished by it with the Commission pursuant to Sections 13(a), 13(c), or 15(d) of the Exchange Act, if applicable, or any other provision of or under the Exchange Act or with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws, as appropriate. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will immediately notify the Agents to suspend the offering of Shares during such period and, if, in the Company’s determination and at the Company’s sole discretion, it is necessary to file an amendment or supplement to the Registration Statement or the Prospectuses to comply with the Act or the Canadian Securities Laws, the Company will promptly prepare and file with the Canadian Qualifying Authorities and the Commission such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectuses comply with such requirements, and the Company will furnish to each Agent such number of copies of such amendment or supplement as such Agent may reasonably request.

(d)               Delivery of Registration Statement and Prospectuses. The Company will furnish to the Agents and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or the Prospectuses that are filed with the Commission or Canadian Qualifying Authorities during the period in which a prospectus relating to the Shares is required to be delivered under the Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein) or by the Canadian Qualifying Authorities (including all documents filed with the Canadian Qualifying Authorities during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agents may from time to time reasonably request provided, however, the Company shall not be required to furnish any documents to the Agents that are available on SEDAR or EDGAR.

(e)               Company Information. The Company will furnish to the Agents such information in its possession as is reasonably requested by the Agents as necessary or appropriate to fulfil each such Agent’s obligations as agent pursuant to this Agreement, the Act and Canadian Securities Laws.

(f)                Availability of Earnings Statements. The Company shall make generally available to holders of its securities and the Agents as soon as may be practicable but in no event later than the last day of the fifteenth full calendar month following the calendar quarter in which the most recent effective date of the Registration Statement occurs in accordance with Rule 158 of the Rules and Regulations, an earnings statement (which need not be audited but shall be in reasonable detail) covering the period of 12 months commencing after such effective date, and satisfying the provisions of Section 11(a) of the Act (including Rule 158 of the Rules and Regulations).

(g)               Compliance with Blue Sky Laws. The Company shall cooperate with the Agents and counsel therefor in connection with the registration or qualification (or the obtaining of exemptions therefrom) of the Shares for the offering and sale under the securities or blue sky laws of such jurisdictions in the United States and Canada as the Agents may request, and to continue such registration or qualification in effect so long as necessary under such laws for the distribution of the Shares; provided, however, that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action which would subject it to general service of process in any jurisdiction where it is not now so subject (except service of process with respect to the offering and sale of the Shares).

(h)               Material Non-public Information. The Company covenants that it will not issue an Agency Transaction Notice to an Agent, or enter into a Terms Agreement with an Agent, in accordance with Section 1 hereof if the Company is in possession of material non-public information regarding the Company and the Subsidiaries, taken as a whole, or the Shares.

(i)                 Reimbursement of Certain Expenses. Whether or not any of the transactions contemplated by this Agreement are consummated or this Agreement is terminated, the Company shall pay, or reimburse if paid by the Agents all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, costs and expenses of or relating to (i) the preparation, printing and filing of the Registration Statement and exhibits to it, each preliminary prospectus, each Permitted Free Writing Prospectus, the Prospectuses and any amendment or supplement to the Registration Statement or the Prospectuses (including the filing fees payable to the Commission relating to the Shares within the time required by Rule 456 of the Rules and Regulations), (ii) the preparation and delivery of certificates representing the Shares, (iii) the printing of this Agreement, (iv) furnishing (including costs of shipping, mailing and courier) such copies of the Registration Statement, the Prospectuses, any preliminary prospectus and any Permitted Free Writing Prospectus, and all amendments and supplements thereto, as may be requested for use in connection with the offering and sale of the Shares by the Agents, (v) the listing of the Shares on the NASDAQ and the TSX, (vi) any filings required to be made by the Agents with the Financial Industry Regulatory Authority, Inc. (“FINRA”), and the fees, disbursements and other charges of counsel for the Agents in connection therewith, (vii) the registration or qualification of the Shares for offer and sale under the Act and the securities or blue sky laws of such jurisdictions designated pursuant to this Section 3(g), including the fees, disbursements and other charges of counsel to the Agents in connection therewith, and, if requested by the Agents, the preparation and printing of preliminary, supplemental and final blue sky or legal investment memoranda, (viii) counsel to the Company, (ix) The Depository Trust Company, CDS and any other depositary, transfer agent or registrar for the Shares, (x) the accountants of the Company, (xi) the marketing of the offering of the Shares by the Company, including, without limitation, all costs and expenses of commercial airline tickets, hotels, meals and other travel expenses of officers, employees, agents and other representatives of the Company, (xii) the reasonable out-of-pocket fees, disbursements and other charges of the Agents incurred in connection with the offering of the Shares, including, without limitation, the fees and disbursements of counsel in connection with the offering of the Shares, provided that such fees and disbursements of counsel shall not exceed US$125,000 in the aggregate and shall be paid upon receiving an invoice or invoices therefor from the Agents and (xiii) all fees, costs and expenses for consultants used by the Company in connection with the offering of the Shares.

(j)                 Use of Proceeds. The Company shall apply the net proceeds from the offering and sale of the Shares to be sold by the Company in the manner set forth in the Prospectuses under “Use of Proceeds” and, except as disclosed in the Prospectuses, the Company does not intend to use any of the proceeds from the sale of the Shares to repay any outstanding debt owed to the Agents or any affiliate of the Agents.

(k)               Change of Circumstances. During the term of this Agreement, the Company will, at any time during a fiscal quarter in which the Company intends to deliver an Agency Transaction Notice to an Agent, or enter into a Terms Agreement with an Agent, to sell Shares, advise the Agents promptly after it has received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agents pursuant to this Agreement.

(l)                 Due Diligence Cooperation. The Company shall reasonably cooperate with any reasonable due diligence review requested by the Agents or its counsel from time to time in connection with the transactions contemplated hereby or any Agency Transaction Notice, including, without limitation, (i) prior to the open of trading on each intended purchase date and any Time of Sale or Settlement Date, making available appropriate corporate officers of the Company and, upon reasonable request, representatives of the accountants for the Company, an update on diligence matters with representatives of the Agents and its counsel and (ii) at each Representation Date (as defined herein) or otherwise as the Agents may reasonably request, providing information and making available documents and appropriate corporate officers of the Company and representatives of the accountants for the Company for one or more due diligence sessions with representatives of the Agents and its counsel.

(m)             Clear Market. The Company shall not offer to sell, sell, pledge, hypothecate, contract or agree to sell, purchase any option to sell, grant any option for the purchase of, lend, or otherwise dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or warrants or other rights to acquire shares of Common Shares or any other securities of the Company that are substantially similar to the Common Shares or permit the registration under the Act of the Common Shares, in each case without giving the Agents at least three business days’ prior written notice specifying the nature and date of such proposed transaction. Notwithstanding the foregoing, the Company may, without giving any such prior notice, (i) register the offering and sale of the Shares through an Agent pursuant to this Agreement, (ii) issue Common Shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date hereof and referred to in the Prospectuses, (iii) issue Common Shares, options or other equity incentive awards pursuant to existing equity incentive plans of the Company; (iv) issue Common Shares pursuant to any non-employee director stock plan, dividend reinvestment plan or stock purchase plan of the Company; or (v) issue Common Shares pursuant to any of the pre-emptive rights described in the Registration Statement, the Prospectuses and the Disclosure Package (including, for greater certainty, the pre-emptive rights granted to Weichai and Broad-Ocean). If notice of a proposed transaction is provided by the Company pursuant to this Section 3(m), the Agents may suspend activity of the transactions contemplated by this Agreement for such period of time as may be requested by the Company or as may be deemed appropriate by the Agents.

(n)               Affirmation of Representations, Warranties, Covenants and Other Agreements. Upon commencement of the offering of the Shares under this Agreement (and upon the recommencement of the offering of the Shares under this Agreement following any suspension of sales under this Section 3), and at each Time of Sale, each Settlement Date and each Amendment Date, the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement.

(o)               Required Filings Relating to Sale of Shares. In each interim financial report, quarterly or annual management discussion and analysis, annual information form, annual financial statements or annual report on Form 40-F, as applicable, filed by the Company in respect of any quarter or year in which sales of Shares were made by the Agents under this Agreement, the Company shall disclose the information regarding the offering required by NI 44-102, as applicable. For so long as the Shares are listed on the TSX, the Company will provide the TSX with all information it requires with respect to the offering of the Shares within the timelines prescribed by the TSX and for so long as the Shares are listed on the NASDAQ, the Company will provide the NASDAQ with all information it requires with respect to the offering of the Shares within the timelines prescribed by the NASDAQ.

(p)               Representation Dates; Certificate. During the term of this Agreement, each time the Company (i) files the Prospectuses relating to the Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Shares; (ii) files or amends an annual report on Form 40-F; (iii) files or amends annual or interim financial statements on Form 6-K; (iv) delivers Shares pursuant to a Terms Agreement; or (v) at any other time reasonably requested by the Agents (each date of filing of one or more of the documents referred to in clauses (i) through (iii) and any time of request pursuant to (v) above shall be a “Representation Date”), the Company shall furnish the Agents with a certificate, in the form included in Section 4(d), upon execution of this Agreement and on each Representation Date.

(q)               Company Counsel Legal Opinions. Upon execution of this Agreement, the Company shall cause to be furnished to the Agents, dated as of the date hereof and addressed to the Agents, in form and substance satisfactory to the Agents, acting reasonably, (i) the written opinion of Stikeman Elliott LLP, Canadian counsel for the Company, and other local counsel in any of the Canadian Qualifying Jurisdictions as required, and (ii) the written opinion and a negative assurance letter of Dorsey & Whitney LLP, U.S. counsel for the Company, and on each Representation Date, the Company shall cause to be furnished to the Agents such last opinions and negative assurance letter furnished to the Agents by counsel with a letter, dated as of such date and addressed to the Agents, to the effect that the Agents may rely on such last opinion to the same extent as though it was dated the date of such letter authorizing reliance (except that statements in such last opinion shall be deemed to relate to the Registration Statement and the Prospectuses as amended and supplemented to the time of delivery of such letter authorizing reliance), or, if the Company or its counsel consider necessary or desirable, opinions and negative assurance letters of counsel dated as of such Representation Date and addressed to the Agents of the same tenor as the opinions and negative assurance letter delivered upon execution of the Agreement and in each case modified as necessary to relate to the Registration Statement and the Prospectuses as amended or supplemented at the date of delivery of such opinion, each as described in Section 4(e). The requirement to furnish the documents set out in this Section 3(q) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice or Terms Agreement is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice or Terms Agreement hereunder, as applicable (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or Terms Agreement, as applicable, or an Agent sells any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(q).

(r)                Comfort Letters. Upon execution of this Agreement and on each Representation Date, the Company shall cause KPMG LLP to deliver to the Agents the comfort letter(s) described in Section 4(f) and, the Company shall cause its auditors to furnish the Agents with a letter (the “Comfort Letter”) dated the date the Comfort Letter is delivered, in form and substance satisfactory to the Agents, acting reasonably, addressed to the Agents, relating to the verification of certain of the financial information and statistical and accounting data relating to the Company and the Subsidiaries contained in the Registration Statement and the Prospectuses or incorporated by reference therein, which comfort letter shall be based on a review having a cut-off date not more than two business days prior to the date of such letter, (y) stating that such auditors are independent public accountants within the meaning of the Canadian Securities Laws, the Act and the rules and regulations thereunder, and that in their opinion the audited financial statements of the Company incorporated by reference in the Registration Statement and the Prospectuses comply as to form in all material respects with the published accounting requirements of the Canadian Securities Laws, the Act and the related regulations and with the applicable accounting requirements of the Canadian Securities Laws, the Act and the Exchange Act and the related published rules and regulations adopted by the Canadian Securities Authorities and the Commission (the first such letter, the “Initial Comfort Letter”) and (z) updating the Initial Comfort Letter with any information which would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter. The requirement to furnish the documents set out in this Section 3(r) shall be waived for any Representation Date occurring at a time at which no Agency Transaction Notice or Terms Agreement is pending, which waiver shall continue until the earlier to occur of the date the Company delivers an Agency Transaction Notice or Terms Agreement hereunder, as applicable (which for such calendar quarter shall be considered a Representation Date), and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied on such waiver, then before the Company delivers the Agency Transaction Notice or Terms Agreement, as applicable, or an Agent sells any Shares, the Company shall provide the Agents with each of the documents set out in this Section 3(r).

(s)                Market Activities. The Company will not, directly or indirectly, (i) take any action designed to or that would constitute or that might reasonably be expected to cause or result in, under Canadian Securities Laws or the Exchange Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, or purchase the Shares, or pay anyone any compensation for soliciting purchases of the Shares other than the Agents.

(t)                 Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that prior to the termination of this Agreement, it will not be or become required to register as an “investment company” under the Investment Company Act and the rules and regulations of the Commission promulgated thereunder.

(u)               Board Authorization. Prior to delivering notice of the proposed terms of an Agency Transaction or a Principal Transaction pursuant to Section 1 (or at such time as otherwise agreed between the Company and the Agents), the Company shall have (i) obtained from its board of directors thereof all necessary corporate authority for the sale of the Shares pursuant to the relevant Agency Transaction or Principal Transaction, as the case may be, and (ii) provided to the Agents a copy of the relevant board resolutions or other authority.

(v)               Offer to Refuse to Purchase. If to the knowledge of the Company any condition set forth in Section 4(a) of this Agreement shall not have been satisfied on the applicable Settlement Date, the Company shall offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by an Agent the right to refuse to purchase and pay for such Shares.

(w)              Consent to the Agents’ Trading. The Company consents to the extent permitted under the Act, the Exchange Act, Canadian Securities Laws, if applicable, the rules of the TSX and the NASDAQ, and under this Agreement, to the Agents’ trading in the Shares of the Company: (i) for the account of their respective clients at the same time as sales of Shares occur pursuant to this Agreement; and (ii) for the Agents’ own accounts provided that no such purchase or sale shall take place by the Agents while any Agent has received an Agency Transaction Notice that remains in effect, unless the Company has expressly authorized or consented in writing to any such trades by such Agent.

(x)               Actively-Traded Security. The Company shall notify the Agents immediately by an email addressed to each of the respective individuals from the Agents set forth on Schedule 1 attached hereto if the Shares cease to qualify as an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule and the sales shall be suspended until that or other exemptive provisions have been satisfied in the judgement of each party.

(y)               Permitted Free Writing Prospectuses.

(i)                 The Company represents and agrees that it has not made and, unless it obtains the prior written consent of the Agents, shall not make, any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations, which is required to be retained by the Company under Rule 433 of the Rules and Regulations; provided that the prior written consent of the Agents hereto shall be deemed to have been given in respect of each of the free writing prospectuses set forth in Schedule 3 hereto. Any such free writing prospectus consented to by the Agents is herein referred to as a “Permitted Free Writing Prospectus.” The Company represents and agrees that (i) it has treated and shall treat, as the case may be, each Permitted Free Writing Prospectus as a “free writing prospectus” as defined in Rule 405 of the Rules and Regulations and (ii) it has complied and shall comply, as the case may be, with the requirements of Rules 164 and 433 of the Act applicable to any Permitted Free Writing Prospectus, including, without limitation, in respect of timely filing with the Commission, legending and record keeping. The Company agrees not to take any action that would result in the Agents or the Company being required to file pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of the Agents that the Agents otherwise would not have been required to file thereunder.

(ii)              The Company agrees that no Permitted Free Writing Prospectus, if any, will include any information that conflicts with the information contained in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses. In addition, no Permitted Free Writing Prospectus, if any, together with the Prospectuses, will include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(iii)             The Company agrees that if at any time following issuance of an Permitted Free Writing Prospectus any event occurred or occurs as a result of which such Permitted Free Writing Prospectus would conflict with the information in the Registration Statement, including any document incorporated by reference therein that has not been superseded or modified, or the Prospectuses or would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Company will give prompt notice thereof to the Agents and, if requested by an Agent, will prepare and furnish without charge to the Agents a Permitted Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, the foregoing shall not apply to any statements or omissions in any Permitted Free Writing Prospectus made in reliance on information furnished in writing to the Company by the Agents expressly stating that such information is intended for use therein.

(z)               Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Shares other than the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus reviewed and consented to by the Agents and included in an Agency Transaction Notice or Terms Agreement, provided that each Agent covenants with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of such Agent.

4.                  Conditions of the Obligations of the Agents. The obligations of the Agents hereunder are subject to (i) the accuracy of the representations and warranties of the Company on the date hereof, on each Representation Date and as of each Time of Sale and each Settlement Date, (ii) the performance of the Company of its obligations hereunder and (iii) the following additional conditions:

(a)               Canadian Prospectus Supplement. The Canadian Prospectus Supplement shall have been filed with the Canadian Qualifying Authorities under the Canadian Shelf Procedures and in accordance with this Agreement, all requests for additional information on the part of the Canadian Qualifying Authorities shall have been complied with to the reasonable satisfaction of the Agents and the Agents’ counsel and the Translation Decision shall remain in full force and effect without amendment.

(b)               No Material Adverse Changes. Since the date of the most recent financial statements of the Company included or incorporated by reference in the Registration Statement and the Prospectuses, except as described in the Registration Statement and the Prospectuses, there shall not have been a Material Adverse Change.

(c)               No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental, administrative or self-regulatory authority during the period of effectiveness of the Registration Statement and the Prospectuses, the response to which would require any amendments or supplements to the Registration Statement or the Prospectuses; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state or foreign or other governmental authority of any stop order suspending the effectiveness of the Registration Statement or the Prospectuses or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, the Prospectuses or documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and in the case of each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and (v) the Company’s reasonable determination that a post-effective amendment to the Registration Statement or Prospectuses would be appropriate.

(d)               Officers’ Certificates. The Agents shall have received, upon execution of this Agreement and on each Representation Date, one or more accurate certificates, dated such date and signed by an executive officer of the Company, in form and substance satisfactory to the Agents, to the effect set forth in clauses (i) and (ii) above and to the effect that:

(i)               each signer of such certificate has carefully examined the Registration Statement, the Prospectuses (including any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses) and each Permitted Free Writing Prospectus, if any;

(ii)              as of such date and as of each Time of Sale subsequent to the immediately preceding Representation Date, if any, neither the Registration Statement, the Prospectuses nor any Permitted Free Writing Prospectus contained any untrue statement of a material fact or omitted to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(iii)             each of the representations and warranties of the Company contained in this Agreement are, as of such date and each Time of Sale subsequent to the immediately preceding Representation Date, if any, true and correct; and

(iv)             each of the covenants and agreements required herein to be performed by the Company on or prior to such date has been duly, timely and fully performed and each condition herein required to be complied with by the Company on or prior to such date has been duly, timely and fully complied with.

(e)               Legal Opinions. The Agents shall have received the opinions of counsel to be delivered pursuant to Section 3(q) on or before the date on which such delivery of such opinions are required pursuant to Section 3(q). In addition, on such dates that the opinions required by Section 3(q) are delivered, the Agents shall have also received the opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel to the Agents, with respect to the issuance and sale of the Shares in the United States, the Registration Statement, the Disclosure Package, the U.S. Prospectus and other related matters as the Agents may reasonably require, it being understood that counsel for the Agents may rely on the opinions of counsel for the Company and that counsel for the Agents and counsel for the Company may rely upon the opinions of local counsel as to all matters not governed by the laws of the respective jurisdictions in which they are qualified to practice, and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of the Company, auditors and public officials, and that the opinions of counsel may be subject to usual qualifications as to equitable remedies, creditors’ rights laws and public policy considerations.

(f)                Comfort Letters. The Agents shall have received the Comfort Letters required to be delivered pursuant to Section 3(r) on or before the date on which such delivery of such letter is required pursuant to Section 3(r).

(g)               Due Diligence. The Company shall have complied with all of its due diligence obligations required pursuant to Section 3(l).

(h)               Compliance with Blue Sky Laws. The Shares shall be qualified for sale in such states and jurisdictions in the United States as the Agents may reasonably request, and each such qualification shall be in effect and not subject to any stop order or other proceeding on the relevant Representation Date.

(i)                 Stock Exchange Listing. The Shares shall have either been (i) approved for listing, subject only to customary conditions, on the TSX, or (ii) the Company shall have filed an application for listing of the Shares on the TSX at or prior to the issuance of the applicable Agency Transaction Notice or entering into the applicable Terms Agreement and the Shares shall have been duly authorized for listing on the TSX, subject only to customary conditions at or prior to the applicable Settlement Date. In addition, the Company will timely file with NASDAQ any documents and notices, and make any certifications, required by NASDAQ in connection with the offering and sale of the Shares.

(j)                 Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10, the Act and required by the Canadian Qualifying Authorities to have been filed prior to the issuance of any Agency Transaction Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10, the Act and Canadian Securities Laws.

(k)               FINRA. If a filing with FINRA is required, FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(l)                 Regulation M. The Common Shares shall be an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(m)             Additional Certificates. The Company shall have furnished to the Agents such certificate or certificates, in addition to those specifically mentioned herein, as the Agents may have reasonably requested as to the accuracy and completeness at each Representation Date of any statement in the Registration Statement or the Prospectuses or any documents filed under the Exchange Act and Canadian Securities Laws and deemed to be incorporated by reference into the Prospectuses, as to the accuracy at such Representation Date of the representations and warranties of the Company herein, as to the performance by the Company of its obligations hereunder, or as to the fulfillment of the conditions concurrent and precedent to the obligations hereunder of the Agents.

5.                  Indemnification.

(a)               Indemnification of the Agents. The Company shall indemnify and hold harmless each of the Agents, the directors, officers, employees, counsel and agents of each of the Agents and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act from and against any and all losses, claims, liabilities, expenses and damages (including, without limitation, any and all investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), to which they, or any of them, may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based on (i) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any Permitted Free Writing Prospectus or the Prospectuses (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, (iii) any untrue statement or alleged untrue statement of a material fact contained in any materials or information provided to investors by, or with the approval of, the Company in connection with the marketing of the offering of the Shares, including any roadshow or investor presentations made to investors by the Company (whether in person or electronically) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or (iv) the Company not complying with any requirement of applicable Canadian Securities Laws or U.S. securities laws in connection with the transactions contemplated herein; provided, however, that the Company shall not be liable to the extent that such loss, claim, liability, expense or damage arises from the sale of the Shares in the public offering to any person by the Agents and is based on an untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, the Prospectuses or any Permitted Free Writing Prospectus. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)               Indemnification of the Company. The Agents shall indemnify and hold harmless the Company, its agents, each person, if any, who controls the Company within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, each director of the Company and each officer of the Company who signs the Registration Statement to the same extent as the foregoing indemnity from the Company to the Agents, but only insofar as losses, claims, liabilities, expenses or damages arise out of or are based on any untrue statement or omission or alleged untrue statement or omission made in reliance on and in conformity with information relating to the Agents furnished in writing to the Company by the Agents expressly for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses. This indemnity will be in addition to any liability that the Agents might otherwise have. The Company acknowledges that the names of the Agents set forth on the cover constitutes the only information furnished in writing by or on behalf of the Agents for inclusion in the Registration Statement, any Permitted Free Writing Prospectus or the Prospectuses.

(c)               Indemnification Procedures. Any party that proposes to assert the right to be indemnified under this Section 5 shall, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 5, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party shall not relieve the indemnifying party from any liability that it may have to any indemnified party under the foregoing provisions of this Section 5 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (i) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (ii) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (iii) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party) or (iv) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel shall be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges shall be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party shall not be liable for any settlement of any action or claim effected without its written consent (which consent will not be unreasonably withheld or delayed). No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 5 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent (A) includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Notwithstanding the foregoing, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by this Section 5(c), the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (x) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (y) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (z) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(d)               Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 5 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agents, the Company and the Agents shall contribute to the total losses, claims, liabilities, expenses and damages (including, without limitation, any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agents, such as persons who control the Company within the meaning of the Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agents may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agents on the other hand. The relative benefits received by the Company on the one hand and the Agents on the other hand shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the sum of (i) the total compensation to the Agents pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by the Agents as set forth in the table on the cover page of the Prospectuses (in the case of one or more Principal Transactions pursuant to Terms Agreements). If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agents, on the other hand, with respect to the statements or omissions which resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agents, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense or damage, or action in respect thereof, referred to above in this Section 5(d) shall be deemed to include, for purpose of this Section 5(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 5(d), the Agents shall not be required to contribute any amount in excess of the sum of (i) the total compensation to the Agents pursuant to Section 1(a)(vii) (in the case of one or more Agency Transactions hereunder) and (ii) the underwriting discounts and commissions received by the Agents as set forth in the table on the cover page of the Prospectuses (in the case of one or more Principal Transactions pursuant to Terms Agreements), and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 5(d), any person who controls a party to this Agreement within the meaning of the Act will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 5(d), will notify any such party from whom contribution may be sought, but the omission so to notify will not relieve the party from whom contribution may be sought from any other obligation it may have under this Section 5(d). No party will be liable for contribution with respect to any action or claim settled without its written consent (which consent will not be unreasonably withheld).

(e)               Survival. The obligations of the Company under this Section 5 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to any affiliate of the Agents and each person, if any, who controls any Agent or any such affiliate within the meaning of the Act; and the obligations of the Agents under this Section 5 shall be in addition to any liability which it may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company and to each person, if any, who controls the Company within the meaning of the Act. The indemnity and contribution agreements contained in this Section 5 and the representations and warranties of the Company contained in this Agreement shall remain operative and in full force and effect regardless of (i) any investigation made by or on behalf of the Agents, (ii) acceptance of any of the Shares and payment therefor or (iii) any termination of this Agreement.

6.                  Termination.

(a)               The Company may terminate this Agreement in its sole discretion at any time upon giving prior written notice to the Agents. Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i)), 5, 7(d), 7(f) and 7(l) of this Agreement shall remain in full force and effect notwithstanding such termination. In the case of any sale by the Company pursuant to a Terms Agreement, the obligations of the Company pursuant to such Terms Agreement and this Agreement may not be terminated by the Company without the prior written consent of the Agents.

(b)               Any Agent may terminate this Agreement with respect to itself, but not with respect to any other Agent, in its sole discretion at any time upon giving prior written notice to the Company. Any such termination shall be without liability of any party to any other party, except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i)), 5, 7(d), 7(f) and 7(l) of this Agreement shall remain in full force and effect notwithstanding such termination. In the case of any purchase by an Agent pursuant to a Terms Agreement, such Agent may, by written notice to the Company, terminate its obligations pursuant to such Terms Agreement at any time prior to or on the Settlement Date if, since the time of execution of the Terms Agreement or the respective dates as of which information is given in the Registration Statement and the Prospectuses:

(i)               trading of any securities of the Company shall have been suspended on any exchange or in any over-the-counter market;

(ii)              trading generally shall have been suspended or limited on or by, as the case may be, any “national securities exchange” (as defined in the Exchange Act), or minimum or maximum prices shall have been generally established on any such exchange, or additional material governmental restrictions, not in force on the date of this Agreement, shall have been imposed upon trading in securities generally by any such exchange or by order of the Commission or any court or other governmental authority;

(iii)             a general banking moratorium shall have been declared by any of federal, New York or Canadian authorities;

(iv)             the United States or Canada shall have become engaged in new hostilities, there shall have been an escalation in hostilities involving the United States or Canada or there shall have been a declaration of a national emergency or war by the United States or Canada or there shall have occurred such a material adverse change in general economic, political or financial conditions, including, without limitation, as a result of terrorist activities after the date hereof (or the effect of international conditions on the financial markets in the United States or Canada shall be such), or any other calamity or crisis shall have occurred, the effect of any of which is such as to make it impracticable or inadvisable to market the Shares on the terms and in the manner contemplated by the Prospectuses;

(v)               if the Company or any of the Subsidiaries shall have sustained a loss material or substantial to the Company or any of the Subsidiaries by reason of flood, fire, accident, hurricane, earthquake, theft, sabotage, or other calamity or malicious act, whether or not such loss shall have been insured, the effect of any of which is such as to make it impracticable or inadvisable to market the Shares on the terms and in the manner contemplated by the Prospectuses; or

(vi)             if there shall have been a Material Adverse Change.

(c)               This Agreement shall remain in full force and effect until the earliest to occur of (A) termination of this Agreement pursuant to Section 6(a) or 6(b) or otherwise by mutual written agreement of the parties, (B) such date that the aggregate gross sales proceeds of the Shares sold pursuant to this Agreement (including, without limitation, one or more Terms Agreements pursuant hereto) equals the Maximum Amount and (C) July 12, 2022, in each case except that (i) with respect to any pending sale, the obligations of the Company, including, without limitation, in respect of compensation of the Agents, shall remain in full force and effect notwithstanding such termination; and (ii) the provisions of Sections 2, 3 (except that if no Shares have been previously sold hereunder or under any Terms Agreement, only Section 3(i)), 5, 7(d), 7(f) and 7(l) of this Agreement shall remain in full force and effect notwithstanding such termination.

(d)               Any termination of this Agreement shall be effective on the date specified in the notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agents or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Shares, such sale shall settle in accordance with the provisions of Section 1 (in the case of an Agency Transaction) or in accordance with the relevant Terms Agreement (in the case of a Principal Transaction).

7.                  Miscellaneous.

(a)               Notices. Notice given pursuant to any of the provisions of this Agreement shall be in writing and, unless otherwise specified, shall be mailed, hand delivered or telecopied: if to the Agents, at the offices of BMO Capital Markets Corp., 3 Times Square, New York, New York 10036, Attention: Equity Capital Markets desk, with a copy to the Legal Department (Fax: (212) 702-1205), Raymond James & Associates, Inc., 880 Carillon Parkway, St. Petersburg, FL 33716, Attention: Jeff Fordham, Managing Director, Corporate & Executive Services, Equity Capital Markets; Kent Nelson, Sr. Managing Director, Global Syndication, Equity Capital Markets and TD Securities (USA) LLC, 31 W 52nd Street, 2nd Floor, New York, NY 10019, Attention: Dorian Cochran, Managing Director, with a copy to (which shall not constitute notice):

Borden Ladner Gervais LLP
Suite 1200 – 200 Burrard Street
Vancouver, BC V7X 1T2

Attention:     Graeme Martindale
Email:           gmartindale@blg.com

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP
Toronto-Dominion Centre
77 King Street West, Suite 3100
P.O. Box 226
Toronto, Ontario M5K 1J3

Attention:    Christopher J. Cummings
Email:          ccummings@paulweiss.com

or if sent to the Company, at the office of the Company:

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, BC V5J 5J8

Attention:    Tony Guglielmin and Kerry Hillier
Email:            [REDACTED] and [REDACTED]

With a copy to (which shall not constitute notice):

Stikeman Elliott LLP
Suite 1700 – 666 Burrard Street
Vancouver, BC V6C 2X8

Attention:    John Anderson
Email:          janderson@stikeman.com

-and-

Dorsey & Whitney LLP
Suite 6100 – 701 Fifth Avenue
Seattle, WA 98104-7043

Attention:     Clint Foss
Email:           foss.clint@dorsey.com

Any such notice shall be effective only upon receipt. Any notice under Section 5 may be made by telecopy or telephone, but if so made shall be subsequently confirmed in writing (which may include, in the case of the Agents, electronic mail to any Authorized Company Representative).

(b)               Consent to Jurisdiction. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System, located at 28 Liberty Street, New York, NY 10005 (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be received and forwarded in any suit or proceeding arising out of or relating to this Agreement or the Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Shares shall be outstanding.

(c)               The Company irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by the Agents or by any person who controls any Agent arising out of or based upon this Agreement or the transactions contemplated thereby may be instituted in the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York, (ii) waives, to the fullest extent it may effectively do so, any objection which it may now or hereafter have to the laying of venue of any such proceeding and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law. The provisions of this Section 7(c) shall survive any termination of this Agreement, in whole or in part.

(d)               No Third Party Beneficiaries. The Company acknowledges and agrees that each Agent is acting solely in the capacity of an arm’s length contractual counterparty to the Company with respect to the offering of Shares contemplated hereby (including in connection with determining the terms of the offering) and not as a financial advisor or a fiduciary to, or an agent of, the Company or any other person. Additionally, the Agents are not advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. The Company shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated hereby, and the Agents shall have no responsibility or liability to the Company with respect thereto. Any review by the Agents of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Agents and shall not be on behalf of the Company.

(e)               Survival of Representations and Warranties. All representations, warranties and agreements of the Company contained herein or in certificates or other instruments delivered pursuant hereto (including, without limitation, any Terms Agreement) shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Agents or any of its controlling persons and shall survive delivery of and payment for the Shares hereunder.

(f)                Disclaimer of Fiduciary Relationship. The Company acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement, including the determination of the terms of the offering and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the Agents, on the other hand, (ii) in connection with the offering contemplated by this Agreement and the process leading to such transaction, the Agents owe no fiduciary duties to the Company or its securityholders, creditors, employees or any other party, (iii) the Agents have not assumed nor will any Agent assume any advisory or fiduciary responsibility in favor of the Company with respect to the offering of the Shares contemplated by this Agreement or the process leading thereto (irrespective of whether the Agents or any of their respective affiliates has advised or is currently advising the Company on other matters) and the Agents have no obligation to the Company with respect to the offering of the Shares contemplated by this Agreement except the obligations expressly set forth in this Agreement, (iv) the Agents and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company and (v) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the offering contemplated by this Agreement and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

(g)               Governing Law. THIS AGREEMENT AND EACH TERMS AGREEMENT, AND ANY DISPUTE, CLAIM OR CONTROVERSY ARISING UNDER OR RELATED TO THIS AGREEMENT OR SUCH TERMS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN SUCH STATE. Each party hereto hereby irrevocably submits for purposes of any action arising from this Agreement or any Terms Agreement brought by the other party hereto to the jurisdiction of the courts of New York State located in the Borough of Manhattan and the U.S. District Court for the Southern District of New York.

(h)               Judgment Currency. The Company agrees to indemnify the Agents, each Agent’s directors, officers, affiliates and each person, if any, who controls any Agent within the meaning of Section 15 of the Act or Section 20 of the Exchange Act, against any loss incurred by the Agents as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

(i)                 Compliance with USA Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Agents are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Agents to properly identify their respective clients.

(j)                 TMX Group. The Company hereby acknowledges that certain of the Agents, or affiliates thereof, own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the TSX, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

(k)               Counterparts. This Agreement and each Terms Agreement may be signed in two or more counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

(l)                 Survival of Provisions Upon Invalidity of Any single Provision. In case any provision in this Agreement or any Terms Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

(m)              Waiver of Jury Trial. Each of the Company and the Agents hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement, any Terms Agreement or the transactions contemplated hereby or thereby.

(n)               Titles and Subtitles. The titles of the sections and subsections of this Agreement and any Terms Agreement are for convenience and reference only and are not to be considered in construing this Agreement or such Terms Agreement.

(o)           Entire Agreement. Other than the terms set forth in each Transaction Notice delivered hereunder and each Terms Agreement executed and delivered pursuant hereto, this Agreement embodies the entire agreement and understanding between the parties hereto and supersedes all prior agreements and understandings relating to the subject matter hereof. Neither this Agreement nor any Terms Agreement may be amended or otherwise modified or any provision hereof waived except by an instrument in writing signed by the Agents and the Company.

[Signature page follows]

Please confirm that the foregoing correctly sets forth the agreement between the Company and the Agents.

Very truly yours,

Ballard Power Systems Inc.

By:	/s/ Tony Guglielmin
Name: Tony Guglielmin
Title: Vice President and Chief Financial Officer

[Signature page to EDA]

Confirmed as of the date first above mentioned:

BMO Nesbitt Burns Inc.

By:	/s/ Carter Hohmann
Name:	Carter Hohmann
Title:	Managing Director

[Signature page to EDA]

Confirmed as of the date first above mentioned:

Raymond James Ltd.

By:	/s/ Jimmy Leung
Name:	Jimmy Leung
Title:	Managing Director, Head of Cleantech Investment Banking

[Signature page to EDA]

Confirmed as of the date first above mentioned:

TD Securities Inc.

By:	/s/ Edward J. (Ted) McGurk
Name:	Edward J. (Ted) McGurk
Title:	Managing Director

[Signature page to EDA]

Confirmed as of the date first above mentioned:

CIBC World Markets Inc.

By:	/s/ Kathy Butler
Name:	Kathy Butler
Title:	Managing Director & Head – CIBC Capital Markets

[Signature page to EDA]

Confirmed as of the date first above mentioned:

Cormark Securities Inc.

By:	/s/ Alfred Avanessy
Name:	Alfred Avanessy
Title:	Managing Director, Head of Investment Banking

[Signature page to EDA]

Confirmed as of the date first above mentioned:

National Bank Financial Inc.

By:	/s/ Saad Rawra
Name:	Saad Rawra
Title:	Managing Director

[Signature page to EDA]

Confirmed as of the date first above mentioned:

BMO Capital Markets Corp.

By:	/s/ Eric Benedict
Name:	Eric Benedict
Title:	Managing Director, Equity Capital Markets

[Signature page to EDA]

Confirmed as of the date first above mentioned:

Raymond James & Associates, Inc.

By:	/s/ Jeffrey Fordham
Name:	Jeffrey Fordham
Title:	Head of Corp. & Exec Services

[Signature page to EDA]

Confirmed as of the date first above mentioned:

TD Securities (USA) LLC

By:	/s/ T. Dorian Cochran
Name:	T. Dorian Cochran
Title:	Managing Director

[Signature page to EDA]

Confirmed as of the date first above mentioned:

CIBC World Markets Corp.

By:	/s/ Eric D. Reuther
Name:	Eric D. Reuther
Title:	Managing Director

[Signature page to EDA]

Confirmed as of the date first above mentioned:

H.C. Wainwright & Co., LLC

By:	/s/ Edward D. Silvera
Name:	Edward D. Silvera
Title:	Chief Operating Officer

[Signature page to EDA]

Confirmed as of the date first above mentioned:

Cormark Securities (USA) Limited

By:	/s/ Julie Eisenstat
Name:	Julie Eisenstat
Title:	Chief Compliance Officer

[Signature page to EDA]

Confirmed as of the date first above mentioned:

Lake Street Capital Markets, LLC

By:	/s/ Michael Townley
Name:	Michael Townley
Title:	Head of Investment Banking

[Signature page to EDA]

Confirmed as of the date first above mentioned:

National Bank of Canada Financial Inc.

By:	/s/ Saad Rawra
Name:	Saad Rawra
Title:	Managing Director

[Signature page to EDA]

Confirmed as of the date first above mentioned:

Roth Capital Partners, LLC

By:	/s/ Brian Kremer
Name:	Brian Kremer
Title:	Managing Director

[Signature page to EDA]

SCHEDULE 1

AUTHORIZED COMPANY REPRESENTATIVES

Name and Office / Title	E-mail Address	Telephone Numbers
Tony Guglielmin, Chief Financial Officer	[REDACTED]	Direct: [REDACTED] Cell: [REDACTED]
Jay Murray, Controller	[REDACTED]	Direct: [REDACTED]
Sindy Mundy, Manager, Corporate Reporting	[REDACTED]	Direct: [REDACTED]
Sandra Matsuyama, Manager, Financial Planning & Reporting	[REDACTED]	Direct: [REDACTED]

SCHEDULE 2

MATERIAL SUBSIDIARIES

1.	Ballard Power Corporation

2.	Ballard Hong Kong Limited

SCHEDULE 3

ISSUER FREE WRITING PROSPECTUSES

None.

EXHIBIT A

Ballard Power Systems Inc.
9000 Glenlyon Parkway
Burnaby, British Columbia V5J 5J8

[_______], 20[__]

To: [the Designated Agent]

Cc: [remaining Agents]

c/o

BMO Capital Markets Corp.
3 Times Square
New York, New York 10036

Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, Florida 33716

TD Securities Inc.
31 West 52nd Street
New York, New York 10019

VIA EMAIL

AGENCY TRANSACTION NOTICE

Ladies and Gentlemen:

The purpose of this Agency Transaction Notice is to propose certain terms of the Agency Transaction entered into with the Agents under, and pursuant to, that certain Equity Distribution Agreement among the Company and BMO Nesbitt Burns Inc., Raymond James Ltd. and TD Securities Inc. (collectively, the “Canadian Selling Agents”), CIBC World Markets Inc., Cormark Securities Inc. and National Bank Financial Inc. (collectively with the Canadian Selling Agents, the “Canadian Agents”), BMO Capital Markets Corp., Raymond James & Associates, Inc. and TD Securities (USA) LLC (collectively, the “U.S. Selling Agents”, and the U.S. Selling Agents collectively with the Canadian Selling Agents, the “Selling Agents”) and CIBC World Markets Corp., H.C. Wainwright & Co., LLC, Cormark Securities (USA) Limited, Lake Street Capital Markets, LLC, National Bank of Canada Financial Inc. and Roth Capital Partners, LLC (collectively with the U.S. Selling Agents, the “U.S. Agents”, and the U.S. Agents collectively with the Canadian Agents, the “Agents”), dated [_______], 20[__] (the “Agreement”). Please indicate your acceptance of the proposed terms below. Upon acceptance, the particular Agency Transaction to which this Agency Transaction Notice relates shall supplement, form a part of, and be subject to, the Agreement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

The terms of the particular Agency Transaction to which this Agency Transaction Notice relates are as follows:

Trading Day(s) on which Shares may be Sold:	[_______], 20[__], [_______], 20[__] . . . [_______], 20[__]

Maximum Number of Shares
to be Sold in the Aggregate:	[_______]

Maximum Number of Shares
to be Sold on each Trading Day:	[_______]

Floor Price:	USD[__.__]/CAD[__.__]

Compensation payable to the Agents:	[______]% of the gross offering proceeds of the Shares sold in this Agency Transaction

[Remainder of Page Intentionally Blank]

Very truly yours,

Ballard Power Systems Inc.

By:
Name:
Title:

Accepted and agreed as of the date first above written:

[the Designated Agent] on behalf of itself and the other Agents

By:
Name:
Title:

EXHIBIT B

Ballard Power Systems Inc.

Common Shares

TERMS AGREEMENT

[_______], 20[__]

[Agent]

Ladies and Gentlemen:

Ballard Power Systems Inc., a British Columbia corporation (the “Company”), proposes, subject to the terms and conditions stated herein, in Schedule hereto and in the Equity Distribution Agreement, dated [_______], 20[__] (the “Equity Distribution Agreement”), among the Company and BMO Nesbitt Burns Inc., Raymond James Ltd. and TD Securities Inc. (collectively, the “Canadian Selling Agents”), CIBC World Markets Inc., Cormark Securities Inc. and National Bank Financial Inc. (collectively with the Canadian Selling Agents, the “Canadian Agents”), BMO Capital Markets Corp., Raymond James & Associates, Inc. and TD Securities (USA) LLC (collectively, the “U.S. Selling Agents”, and the U.S. Selling Agents collectively with the Canadian Selling Agents, the “Selling Agents”) and CIBC World Markets Corp., H.C. Wainwright & Co., LLC, Cormark Securities (USA) Limited, Lake Street Capital Markets, LLC, National Bank of Canada Financial Inc. and Roth Capital Partners, LLC (collectively with the U.S. Selling Agents, the “U.S. Agents”, and the U.S. Agents collectively with the Canadian Agents, the “Agents”), to issue and sell to [Agent] [_______] of the Company’s common shares, without par value (the “Purchased Shares”)[, and, solely for the purpose of covering over-allotments, to grant to such Agent the option to purchase an additional [_______] shares of such common shares (the “Additional Shares”)]. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Equity Distribution Agreement.

[Agent] shall have the right to purchase from the Company all or a portion of the Additional Shares as may be necessary to cover over-allotments made in connection with the offering of the Purchased Shares at the same purchase price per share to be paid by [Agent] to the Company for the Purchased Shares. This option may be exercised by [Agent] at any time (but not more than once) on or before the thirtieth day following the date of this Terms Agreement, by written notice to the Company. Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised, and the date and time when the Additional Shares are to be delivered (such date, the “Option Settlement Date”); provided, however, that the Option Settlement Date shall not be earlier than the Settlement Date (as set forth in the Schedule hereto) nor earlier than the second business day after the date on which the option shall have been exercised nor later than the fifth business day after the date on which the option shall have been exercised. Payment of the purchase price for the Additional Shares shall be made at the Option Settlement Date in the same manner and at the same office as the payment for the Purchased Shares.]

Each of the provisions of the Equity Distribution Agreement not specifically related to the solicitation by the Agents, as agents of the Company, of offers to purchase Shares in Agency Transactions is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein.

An amendment to the Registration Statement, or a Prospectus Supplement, as the case may be, relating to the Purchased Shares [and the Additional Shares], in the form heretofore delivered to [Agent] is now proposed to be filed with the Commission.

Subject to the terms and conditions set forth herein and in the Schedule hereto and subject the terms and conditions of the Equity Distribution Agreement incorporated herein as provided in the second immediately preceding paragraph, the Company agrees to issue and sell to [Agent], and [Agent] agrees to purchase from the Company, the Purchased Shares at the time and place and at the purchase price set forth in the Schedule hereto.

[Remainder of Page Intentionally Blank]

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon this Terms Agreement, including those provisions of the Equity Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between [Agent] and the Company.

Ballard Power Systems Inc.

By:
Name:
Title:

Accepted and agreed as of
the date first above written:

[Agent]

By:
Name:
Title:

Schedule to Terms Agreement

[Price to Public:

[CAD/USD][__.__] per share]

Purchase Price by the Agent:

[CAD/USD][__.__] per share

Method of and Specified Funds for Payment of Purchase Price:

[By wire transfer to a bank account specified by the Company in same day funds.]

Method of Delivery:

[To the Agent’s account, or the account of the Agent’s designee, at CDS via direct deposit or The Depository Trust Company via DWAC in return for payment of the purchase price.]

Settlement Date:

[_______], 20[__]

Closing Location:

[_______]

Documents to be Delivered:

The following documents referred to in the Equity Distribution Agreement shall be delivered as a condition to the closing (which documents shall be dated on or as of the date of the Terms Agreement to which this Schedule is annexed):

•	the officer’s certificate referred to in Section 4(d);

•	the legal opinions referred to in Section 4(e) and Section 3(q);

•	the “comfort letter” referred to in Section 4(f); and

•	such other documents as the Agent shall reasonably request.

[Indemnity:

[_______]]

[Lockup:

In addition to, and without limiting the generality of, the covenant set forth in Section 3(l) of the Equity Distribution Agreement, [________].]

B-4